Exhibit 99.1

ProQR Receives € 4.7 million in Innovation Credit from Dutch Government for QR-110 for LCA10

LEIDEN, Netherlands & CAMBRIDGE, Mass., Dec 10, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that it was awarded an innovation credit by the Dutch government for the clinical development and efforts to obtain marketing approval (NDA/MAA) for the QR-110 program that is being developed for patients with Leber’s congenital amaurosis 10 (LCA10), a genetic eye disease that is the leading cause of childhood blindness. Repayment of the credit is triggered only by market approval of QR-110.

Innovation credit (“Innovatiekrediet”)

The Innovation Credit is awarded by the Dutch government through its agency RVO of the Ministry of Economic Affairs, and is aimed at the development of promising innovations. This can include the technical development of a new product or process or the clinical development of a medicine or device.

ProQR was awarded an Innovation credit for the QR-110 program. Amounts will be drawn under this facility from 2018 thru 2021. The credit of € 4.7 million through December 31, 2021 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of QR-110 for LCA10.

The credit, including accrued interest, is repayable depending on obtaining market approval.

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore normal (wild-type) CEP290 mRNA leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation by the FDA.

About Leber’s Congenital Amaurosis 10

Leber’s congenital amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA10 is the most frequent and one of the more severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA10 leads to early loss of vision causing most people to lose their sight in the first few years of life. To date, there are no treatments approved or other products in clinical development that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those regarding QR-110 and the clinical development and the therapeutic potential thereof. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com